August 6, 2009

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Corporation (the “Company”)

Annual Report on Form 10-K for the year ended December 31, 2008

Commission File No. 001-09044

Dear Ms. LaMothe:

We are providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 9, 2009 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Partnership’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and are also delivering a copy of the submission to your attention via courier.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 8 – Segment Reporting, page 75

1.

We read your response to comment three, reviewed the segment disclosure in your Form 10-Q for the three months ended March 31, 2009 and note that while you have removed the subtotal for Segment FFO, you have continued to provide FFO on a segment basis. As stated in our previous comment, to the extent your segment FFO provides adjustments that do not appear to comply with the definition adopted by NAREIT you should clearly describe that it is a modified measure that differs from the NAREIT definition and explain the basis for those adjustments.

Response:

The segment-level measure of profitability represents net earnings excluding depreciation expense as well as certain other non-segment items such as interest expense and general and administrative expenses. This measure of segment-level profitability is what is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. FFO is our defined measure of profitability at the consolidated level and our presentation of FFO attributable to common shareholders at the consolidated level complies with NAREIT’s definition. We will add further description in future filings that acknowledges that the segment level measure of profitability does not constitute FFO, as defined by NAREIT, but that our consolidated measure of profitability does meet that definition.

As requested in your letter, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6030

Sincerely,

/s/ Dennis D. Oklak

Chairman and Chief Executive Officer

Duke Realty Corporation